UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 26)

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Dr. Axel Lützner
Vice President DT Legal
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

June 7, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
Deutsche Telekom AG IRS identification number not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
671,885,865

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
590,091,200

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
671,885,865

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
57.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 583,362,499 shares of Common Stock held by Deutsche Telekom Holding B.V. (“DT Holding”), (ii) 6,728,701 shares of Common Stock held by Deutsche Telekom AG (“Deutsche Telekom”) (iii) 33,043,108 shares of Common Stock held by Delaware Project 6 L.L.C. (“Project 6”), a wholly-owned subsidiary of SoftBank Group Corp. (“SoftBank”) and subject to the Proxy (of which 28,243,108 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), and (iv) 48,751,557 shares of Common Stock held by Delaware Project 9 L.L.C. (“Project 9”), a wholly-owned subsidiary of SoftBank and subject to the Proxy.

**	Consists of (i) 583,362,499 shares of Common Stock held by DT Holding and (ii) 6,728,701 shares of Common Stock held by Deutsche Telekom.

***
Based on 1,175,119,211 shares of Common Stock outstanding as of May 1, 2024, which includes 1,171,854,259 shares of Common Stock outstanding as of April 19, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on April 26, 2024, and 3,264,952 shares of Common Stock issued on May 1, 2024, in connection with the closing of the Issuer’s acquisition of Ka’ena Corporation, Mint Mobile, LLC and Mint Mobile Incentive Company, LLC (collectively, the “Mint Acquisition”).

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
Deutsche Telekom Holding B.V. IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
665,157,164

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
583,362,499

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
665,157,164

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
56.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 583,362,499 shares of Common Stock held by DT Holding, (ii) 33,043,108 shares of Common Stock held by Project 6 and subject to the Proxy (of which 28,243,108 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 48,751,557 shares of Common Stock held by Project 9 and subject to the Proxy.

**	Consists of 583,362,499 shares of Common Stock held by DT Holding.

***
Based on 1,175,119,211 shares of Common Stock outstanding as of May 1, 2024, which includes 1,171,854,259 shares of Common Stock outstanding as of April 19, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on April 26, 2024, and 3,264,952 shares of Common Stock issued on May 1, 2024, in connection with the closing of the Mint Acquisition.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
T-Mobile Global Holding GmbH IRS identification number: 98-0470438

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
665,157,164

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
583,362,499

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
583,362,499

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
56.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 583,362,499 shares of Common Stock held by DT Holding, (ii) 33,043,108 shares of Common Stock held by Project 6 and subject to the Proxy (of which 28,243,108 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 48,751,557 shares of Common Stock held by Project 9 and subject to the Proxy.

**	Consists of 583,362,499 shares of Common Stock held by DT Holding.

***
Based on 1,175,119,211 shares of Common Stock outstanding as of May 1, 2024, which includes 1,171,854,259 shares of Common Stock outstanding as of April 19, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on April 26, 2024, and 3,264,952 shares of Common Stock issued on May 1, 2024, in connection with the closing of the Mint Acquisition.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
665,157,164

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
583,362,499

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
665,157,164

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
56.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 583,362,499 shares of Common Stock held by DT Holding, (ii) 33,043,108 shares of Common Stock held by Project 6 and subject to the Proxy (of which 28,243,108 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 48,751,557 shares of Common Stock held by Project 9 and subject to the Proxy.

**	Consists of 583,362,499 shares of Common Stock held by DT Holding.

***
Based on 1,175,119,211 shares of Common Stock outstanding as of May 1, 2024, which includes 1,171,854,259 shares of Common Stock outstanding as of April 19, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on April 26, 2024, and 3,264,952 shares of Common Stock issued on May 1, 2024, in connection with the closing of the Mint Acquisition.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 26 (this “Amendment No. 26”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, (as amended and supplemented from time to time, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 26 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

Item 3.	Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

The cash used to exercise the 2022 Replacement SB-Newco Call Option (as discussed in Item 6 of this Schedule 13D) was obtained by drawing on Deutsche Telekom’s working capital.

Item 4.	Purpose of the Transaction

This Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 5.	Interests in Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a)-(b) The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

(c)  Except as previously reported on this Schedule 13D or as set forth in Exhibit 62, to the best knowledge of the Reporting Persons, none of the Reporting Persons has effected any transaction in Common Stock in the 60 days preceding the date hereof.

As of the date hereof, the Reporting Persons in the aggregate may be deemed to beneficially own 671,885,865 shares of Common Stock, which represent approximately 57.2% of the shares of Common Stock outstanding, based on 1,175,119,211 shares of Common Stock outstanding as of May 1, 2024, which includes 1,171,854,259 shares of Common Stock outstanding as of April 19, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on April 26, 2024, and 3,264,952 shares of Common Stock issued on May 1, 2024, in connection with the closing of the Mint Acquisition.  This includes (i) 583,362,499 shares of Common Stock held by DT Holding, (ii) 6,728,701 shares of Common Stock held by Deutsche Telekom and (iii) based solely on the information contained in the Schedule 13D filed by the Separately Filing Group Members, as set forth in Schedule B, an additional 81,794,665 shares of Common Stock beneficially owned by the Separately Filing Group Members (of which 28,243,108 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom).  The 3,566,400 shares of Common Stock not subject to the Proxy and to which SoftBank reports as holding sole voting power are excluded from such calculations.

In the ordinary course, Deutsche Telekom expects to contribute its 6,728,701 shares of Common Stock to DT Holding, which will then hold such shares directly.  Such transfer will not represent any change in pecuniary interest of any of the Reporting Persons or their affiliates in any securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 is hereby amended and supplemented as follows:

Exercise Date of Fixed Options

On June 7, 2024 (the “Exercise Date”), Deutsche Telekom exercised its right to acquire 6,728,701 shares of Common Stock from Project 6 for cash pursuant to the replacement fixed price call option dated April 13, 2022 (the “2022 Replacement SB-Newco Call Option” and the exercised options thereunder, the “Exercised Fixed Options”).

Per the terms of the 2022 Replacement SB-Newco Call Option, the per share exercise price of the Exercised Fixed Options was $99.505

Item 7.	Material to be Filed as Exhibits

Exhibit 62:	Transaction Information.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 11, 2024

DEUTSCHE TELEKOM AG

By:	/s/ Christoph Appel
	Name:	Christoph Appel
	Title:	Attorney-in-fact

T-MOBILE GLOBAL ZWISCHENHOLDING GMBH

By:	/s/ Christoph Appel
	Name:	Christoph Appel
	Title:	Attorney-in-fact

T-MOBILE GLOBAL HOLDING GMBH

By:	/s/ Christoph Appel
	Name:	Christoph Appel
	Title:	Attorney-in-fact

DEUTSCHE TELEKOM HOLDING B.V.

By:	/s/ Christoph Appel
	Name:	Christoph Appel
	Title:	Attorney-in-fact

SCHEDULE A-1

Schedule A-1 is amended and restated as follows:

Directors and Executive Officers of T-Mobile Global Holdings GmbH

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of T-Mobile Global Holding GmbH. Unless otherwise noted, each of the persons listed below is principally employed by T-Mobile Global Holding GmbH and is a citizen of the Federal Republic of Germany.  During the last five years, to the best of each Reporting Person’s knowledge, no person on Schedule A-1 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Board of Management

Name	Business Address	Present Principal Occupation
Dr. Frank Schmidt	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	VP Public Affairs Municipalities at GPRA, Deutsche Telekom AG
Dr. Joachim Schuhmacher	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Vice President Investment Controlling, Deutsche Telekom AG
Michaela Klitsch	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Exec. Program Manager STI Operations, Deutsche Telekom AG
Dr. Uli Kühbacher	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Vice President, DT Legal, Deutsche Telekom AG

SCHEDULE B

Schedule B is amended and restated as follows:

Certain Information Regarding the
Separately Filing Group Members(1)

Separately Filing Group Member	Aggregate Number (Percentage) of Shares Beneficially Owned (2), (3), (4)	Number of Shares Beneficially Owned With
		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
SoftBank Group Corp.	85,361,065 (7.3%)	3,566,400	0	85,361,065	0
SoftBank Group Capital Ltd	0 (0.0%)	0	0	0	0
Delaware Project 6 L.L.C.	33,043,108 (2.8%)	0	0	33,043,108	0
Delaware Project 4 L.L.C.	3,566,400 (0.3%)	3,566,400	0	3,566,400	0
Delaware Project 9 L.L.C.	48,751,557 (4.1%)	0	0	48,751,557	0

(1) See the Schedule 13D/A filed on June 11, 2024, by the Separately Filing Group Members, which includes information regarding each Separately Filing Group Member’s jurisdiction of organization, principal business, address of principal office and other information.

(2) The information shown in the table with respect to the number of shares beneficially owned by the Separately Filing Group Members is based on the number of shares of Common Stock beneficially owned by each Separately Filing Group Member as disclosed on the Schedule 13D/A filed on June 11, 2024, by the Separately Filing Group Members.

(3) Based on 1,175,119,211 shares of Common Stock outstanding as of May 1, 2024, which includes 1,171,854,259 shares of Common Stock outstanding as of April 19, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on April 26, 2024, and 3,264,952 shares of Common Stock issued on May 1, 2024, in connection with the closing of the Mint Acquisition.

TRANSACTION INFORMATION

The below reflects the transactions in Common Stock effected by DT Holding during the past 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 11, 2024.  All transactions occurred in the open market pursuant to a Rule 10b5-1 trading plan.

Date	Number of Shares Sold	Weighted Avg. Price Per Share	Price Range Per Share
			Low	High
4/12/2024	170,703	$160.0848	$159.72	$160.81
4/15/2024	170,703	$160.2355	$159.40	$161.64
4/16/2024	170,703	$159.6525	$159.15	$160.60
4/17/2024	170,703	$159.9830	$159.52	$160.65
4/18/2024	189,670	$160.6611	$160.31	$161.03
4/19/2024	189,670	$161.8750	$161.37	$162.39
4/22/2024	189,670	$162.5939	$162.16	$164.61
4/23/2024	189,670	$163.3553	$162.67	$163.87
4/24/2024	189,670	$163.6142	$162.31	$164.56
4/25/2024	189,670	$163.6586	$161.71	$164.56
4/26/2024	189,670	$163.2588	$160.72	$164.17
4/29/2024	189,670	$164.1500	$163.48	$164.70
4/30/2024	189,670	$163.7573	$163.10	$164.42
5/1/2024	189,670	$165.6735	$164.00	$166.49
5/2/2024	189,670	$165.0198	$164.53	$165.73
5/3/2024	189,670	$164.6308	$163.56	$165.23
5/6/2024	189,670	$162.4259	$161.82	$164.73
5/7/2024	189,670	$162.1244	$161.61	$162.79
5/8/2024	189,670	$163.2123	$162.60	$164.09
5/9/2024	189,670	$163.7673	$162.53	$164.70
5/10/2024	189,670	$164.2300	$163.54	$164.90
5/13/2024	189,670	$163.1932	$162.73	$164.32
5/14/2024	189,670	$162.7521	$161.74	$164.39
5/15/2024	189,670	$162.9330	$162.51	$164.04
5/16/2024	189,670	$163.2207	$162.15	$163.68
5/17/2024	189,670	$163.6417	$162.5782	$163.98
5/20/2024	189,670	$163.9733	$163.17	$164.20
5/21/2024	189,670	$164.1266	$163.65	$164.73
5/22/2024	189,670	$165.1408	$163.27	$165.87
5/23/2024	189,670	$164.9761	$164.2679	$165.60
5/24/2024	189,670	$165.6616	$164.91	$166.19
5/28/2024	189,670	$167.1311	$165.565	$168.60
5/29/2024	208,637	$168.3302	$167.15	$169.09
5/30/2024	208,637	$170.2422	$168.50	$171.06
5/31/2024	227,604	$172.2869	$170.00	$175.13

6/3/2024	227,604	$172.6502	$171.1893	$174.36
6/4/2024	227,604	$176.8406	$174.05	$178.83
6/5/2024	227,604	$179.9646	$178.32	$181.16
6/6/2024	227,604	$180.1872	$179.40	$182.61
6/7/2024	227,604	$180.0018	$179.39	$180.66
6/10/2024	227,604	$180.0018	$180.7539	$182.29
6/11/2024	227,604	$179.1545	$178.09	$180.71

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock sold at each separate price within the price ranges set forth on the table above.